Exhibit 99.1

ORYX iGaming Platform Launches Newly Licensed JACKS.NL in the Netherlands

Full iGaming platform solution from Bragg Gaming Group company ORYX including player account management and content live with new online brand for Dutch casino group JVH

TORONTO, November 26, 2021 – ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has extended its reach as a leading supplier to the Dutch iGaming market with the launch today of its player account management (PAM) iGaming platform and content with JACKS.NL, the online brand of Jack’s Casino.

The new site was launched after the Dutch Gaming Authority granted a license to JOI Gaming, part of the JVH Gaming & Entertainment Group, to operate JACKS.NL in the recently regulated online casino market in the Netherlands.

JVH is the market-leading casino operator in the Netherlands, with 85 properties in the country and is best known for its Jack’s Casino brand. The group was founded by entrepreneur Jac van Ham in the Dutch city of Tilburg in 1958.

The ORYX PAM features a comprehensive set of proprietary tools including player and payments management, data services, customer relationship management (CRM) and promotions, bonuses and rewards, anti-fraud and rules engines, compliance, analytics, reporting and a content management system (CMS).

The ORYX CMS supports exclusive games on JACKS.NL including titles from GAMOMAT, Peter & Sons and ORYX’s own in-house studios, as well as a full sportsbook offering supplied by Kambi, popular live casino games from Evolution Gaming and over 10,000 aggregated casino titles from a range of top studios.

Chris Looney, Chief Commercial Officer at Bragg said: “We congratulate JACKS.NL, a renowned and reputed Dutch brand, for now being live, and we are delighted to be its partner, powering its strong offering with our iGaming platform solution. We entered into this agreement with JVH in the fourth quarter of 2020, and we are very excited to now be operating.

“It has been an exciting time since the much anticipated Dutch online market opened in October, and this partnership is a cornerstone of ORYX’s future growth in the region which is of great strategic significance for the company.”

Eric Olders, Chief Executive Officer at JVH, said: “We’ve been working towards the launch of JACKS.NL in the regulated Dutch market for a long time so it’s a landmark achievement for us to now be able to provide our customers with a premium online sports and casino offering.

“In ORYX, we have a strong technical partner with a fantastic platform and its substantial content portfolio enables us to offer the most sought after games in the market and we look forward to a long relationship and achieving great things together.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

Chief Strategy Officer

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter

Chief Marketing Officer

Bragg Gaming Group

press@bragg.games